================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT

                           PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

     FIRST PROFESSIONAL BANK 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          PROFESSIONAL BANCORP, INC.

                                 606 BROADWAY
                           SANTA MONICA, CALIFORNIA
                                     90401

ITEM 1.  CHANGES IN PLAN

     During the past fiscal year, there have been no material changes in First Professional Bank's 401(k) Savings Plan (the "Plan").


ITEM 2.  CHANGES IN INVESTMENT POLICY

     During the past fiscal year, there have been no material changes in First Professional Bank's 401(k) Savings Plan with respect to the kind of securities or other investments in which funds held under the plan may be invested.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

     First Professional Bank, N.A., wholly-owned subsidiary of Professional Bancorp, Inc. (the "Company"), at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined. These contributions may be invested at the participant's direction.


ITEM 4.  PARTICIPATING EMPLOYEES

     At December 31, 1997, the First Professional Bank 401(k) Savings Plan had approximately 128 participants.


ITEM 5.  ADMINISTRATION OF THE PLAN

     The following table sets forth certain information concerning the persons who administer the Plan, the capacity in which they act, positions or offices held with the Company and compensation received from the Plan.

                                                                                             Compensation
Name and Address                Capacity within Plan           Capacity within Company       Paid by Plan
---------------------------------------------------------------------------------------------------------

Eric Woodstrom                     Plan Administrator          Executive Vice President,      $    -0-
First Professional Bank, N.A.                                  First Professional Bank, N.A.
606 Broadway
Santa Monica, California
90401

First National Bank of             Trustee                     None                                -0-
Boston
P.O. Box 1882
Boston, Massachusetts
02105


ITEM 6.  CUSTODIAN OF INVESTMENTS

     The following table sets forth certain information concerning the persons who acts as custodian of the Plan's investments and securities, compensation received from the Plan, and bond coverage furnished in connections with the custody of the security or other assets of the plan.

                                    Compensation
Name and Address                    Paid by Plan                  Bond Coverage
----------------------------------------------------------------------------------------------------
Bear, Stearns Securities Corp.      $    -0-                      Member of Securities
1999 Avenue of the Stars                                          Investor Protection Corporation
Los Angeles, California 90067                                     (SPIC). SIPC provides $500,000 (of
                                                                  which $100,000 may be in cash).
                                                                  Bear Stearns Companies Inc.
                                                                  has a Financial Institution Bond
                                                                  totaling $400 million.

First National Bank of Boston             -0-                     Financial Institution Bond

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

The participants of the plan receive quarterly reports providing them information regarding their assets within the plan and a summary plan description at the end of the calendar year.


ITEM 8.   INVESTMENT OF FUNDS

In addition to securities of the Company, the participant has the option of investing in John Hancock Money Market Class A fund, John Hancock Global Fund Class A, John Hancock Independence Equity Fund Class A, John Hancock Global RX Fund Class A, John Hancock Sovereign Balanced Fund Class A and the John Hancock Special Opportunities Fund Class A. The above mentioned funds are traded in units, or shares, and priced accordingly. Therefore, there are no additional commissions paid by the Plan.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

(A)  Exhibits: Exhibit No. 23.1 - Independent Auditors' Consent


                         FIRST PROFESSIONAL BANK 401(k) SAVINGS PLAN


Date:  7/15/98           By: /s/ Eric Woodstrom
                            -----------------------------------------
                            Eric Woodstrom
                            Executive Vice President
                            First Professional Bank, N.A.

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN

                      Financial Statements and Schedules

                          December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                                     Index
                                     -----

                                                                                   Page
                                                                                   ----
Independent Auditors' Report                                                         1

Statement of Net Assets Available for Plan Benefits - December 31, 1997 and 1996     2

Statement of Changes in Net Assets Available for Plan Benefits -
  Year ended December 31, 1997                                                       3

Notes to Financial Statements                                                        4

                                                                                  Schedule
                                                                                  --------
Line 27a - Schedule of Assets Held for Investment Purposes - December 31, 1997       1

Line 27d - Schedule of Reportable Transactions - Year ended December 31, 1997        2

                        INDEPENDENT AUDITORS' REPORT


The Profit Sharing Committee of the
First Professional Bank 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the First Professional Bank 401(k) Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for Plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain Plan assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.



Los Angeles, California                                    KPMG PEAT MARWICK LLP

June 30, 1998

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996

                                                                    1997          1996
                                                                 ----------    ----------
Assets:
 Investments, at fair value:
   Cash                                                          $    1,029    $        -
   Mutual Funds                                                     888,096       758,826
   Professional Bancorp, Inc. common stock                          280,925       195,923
   Participant Loans                                                 71,991        48,201
                                                                 ----------    ----------
       Total assets                                               1,242,041     1,002,950
                                                                 ----------    ----------
       Net assets available for Plan benefits                    $1,242,041    $1,002,950
                                                                 ==========    ==========

See accompanying notes to financial statements.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997

Additions to net assets:
 Investment income:
   Interest and dividends                                        $    5,670
   Realized and unrealized gains and losses                         215,766
                                                                 ----------
                                                                    221,436

 Net assets acquired on rollover from other plans                     5,402

Contributions:
 Employer                                                            81,003
 Employees                                                          173,873
                                                                 ----------
         Total additions                                            481,714

Deductions from net assets - benefits paid to participants         (242,623)
                                                                 ----------
         Increase in net assets                                     239,091

Net assets available for Plan benefits:
 Beginning of the year                                            1,002,950
                                                                 ----------
 End of the year                                                 $1,242,041
                                                                 ==========

See accompanying notes to financial statements.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1997 and 1996


(1)  DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the First Professional Bank 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

     The Plan is a defined contribution plan which provides retirement benefits for eligible employees of First Professional Bank, N.A. and its subsidiaries (the Company). The Plan is administered by the First Professional Bank Benefits Committee (the Plan Administrator), which is presently comprised of four officers of First Professional Bank, N.A.. The Plan has been amended periodically to conform with various requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS

     All employees of the Company are eligible to participate in the Plan after completion of one year of employment consisting of at least 1,000 hours. Employees of the Company are eligible to participate in the Plan on the first day of each quarter following the completion of one year of employment. However, the employee may make a rollover contribution before completing the one year eligibility requirement.

     Effective January 1, 1996, the Board of Directors of the Company authorized an amendment to the Plan to allow participants to contribute, under a salary reduction agreement, up to 15% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, $9,500 for 1997. The Company at its discretion matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined. These contributions may be invested at the participant's direction in the Professional Bancorp, Inc. common stock and the following mutual funds:
     John Hancock Money Market Class A Fund, John Hancock Global Fund Class A Fund, John Hancock Independence Equity Fund Class A, John Hancock Global RX Fund Class A, John Hancock Sovereign Balanced Fund Class A, and the John Hancock Special Opportunities Fund Class A.

     PARTICIPANT LOANS

     Loans to participants may be made, at the discretion of the Plan's Administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 reduced by the highest outstanding balance of all other loans made to participant during the prior 12 months or the sum of one-half of the present value of the vested balance of the participant's Employer Contribution Account. Such loans are collateralized by the present value of the participant's vested balance in the Plan and carry interest at a rate established by the Plan Administrator. The terms of these loans shall not exceed five years or extend beyond the Participant's normal retirement date. The period may exceed five years if the loan is used to acquire or construct a dwelling unit which within a reasonable time will be used as the principal residence of the Participant.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                    Notes to Financial Statements, Continued


     PARTICIPANT'S ACCOUNTS AND FORFEITED ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and the Plan's earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's weighted average account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund. Forfeitures reduce the amount of matching employer contributions. For the year ended December 31, 1997, forfeited non vested accounts totaled $13,721.

     VESTING

     The Participant shall always have a non-forfeitable right to the portion of his account attributable to Salary Reduction Contributions, After-tax Employee Contributions, and Rollover Contributions. The Company's matching contributions vest 100% for all participants with five or more years of service provided that they are credited with an hour of service in any Plan year beginning after December 31, 1988. The following is the participant's vesting schedule for matching employer contributions:


                                                     VESTED
                      YEARS OF SERVICE             PERCENTAGE
                      ----------------             ----------
                    Less than 1                         0%
                              1                        20%
                              2                        40
                              3                        60
                              4                        80
                              5 or more               100
                                                   ==========

     BENEFIT PAYMENTS

     Upon severance of employment by the Company due to permanent disability (as defined by the Plan), retirement (as defined by the Plan) or death, the participant's share of the Company's contributions become fully vested.

     For distributions other than for financial hardship, the method of payment is based on the participant's election and may be made by one or more of the following options: (a) a single lump sum payment in cash, (b) a series of installments (as defined by the Plan) or (c) a direct transfer to either an Individual Retirement Account or a qualified retirement Plan.

     Participants who are 100% vested and 59 1/2 years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year. The distribution is taxable to the participant, but is not subject to the 10% penalty tax. Distributions may be rolled over to a qualified IRA program without a tax penalty.

                         FIRST PROFESSIONAL BANK 401(k)
                                  SAVINGS PLAN

                    Notes to Financial Statements, Continued


     PLAN TERMINATION

     The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of termination, participants automatically become 100% vested in their account balances.

     PLAN AMENDMENTS

     Effective January 1, 1998, the Plan removed BankBoston, N.A. (First National Bank of Boston) as the Trustee and John Hancock Signature Services as custodian and appointed Delaware Charter Guarantee & Trust Company as the new Trustee of the Plan. In December 1997, the Company chose an investment manager and the assets of the Plan were transferred to the Principal Mutual Life Insurance Company, Principal Financial Group on January 30, 1998.

     ADMINISTRATIVE EXPENSES

     All administrative costs of the Plan are paid by the Company.


(2)  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     INVESTMENTS

     Publicly traded securities are carried at fair value based on the published market quotations. Purchases and sales of investments are recorded on a trade-date basis.

     Participant loans are stated at cost which approximates fair value.

     USE OF ESTIMATES

     The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Accordingly, actual results may differ from these estimates.

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN
                   Notes to Financial Statements, Continued


(3)  NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents net assets available for Plan benefits for each fund as of December 31, 1997:

                                  -------------------------------------------------------------------------------------------
                                  Professional  John Hancock    John Hancock   John Hancock     John Hancock     John Hancock
                                  Bancorp, Inc.    Money          Sovereign    Independence        Special          Global
                                     Common        Market         Balanced        Equity        Opportunities        Fund
                                      Stock         Fund            Fund           Fund             Fund
                                  -------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value:
    Cash                          $  1,029        $      -        $      -        $      -          $      -         $     -
    Mutual funds                         -         137,522         154,957         295,590           131,926          90,445
    Professional Bancorp, Inc.
      common stock                 280,925               -               -               -                 -               -
Participant loans
                                  ------------------------------------------------------------------------------------------
                 Total assets      281,954         137,522         154,957         295,590           131,926          90,445
                                  ------------------------------------------------------------------------------------------

Net assets available for
  Plan benefits                   $281,954        $137,522        $154,957        $295,590          $131,926         $90,445
                                  ==========================================================================================
                                  -------------------------------------------------
                                  John Hancock      Participant's
                                   Global RX           Loans               Total
                                      Fund
                                  -------------------------------------------------
Assets:
  Investments, at fair value:
    Cash                            $     -           $     -            $    1,029
    Mutual funds                     77,656                 -               888,096
    Professional Bancorp, Inc.
      common stock                        -                 -               280,925
Participant loans                                      71,991                71,991
                                  -------------------------------------------------
                 Total assets        77,656            71,991             1,242,041
                                  -------------------------------------------------

Net assets available for
  Plan benefits                     $77,656           $71,991            $1,242,041
                                  =================================================

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN
                   Notes to Financial Statements, Continued


(3)  NET ASSETS AVAILABLE FOR PLAN BENEFITS, CONTINUED

     The following presents net assets available for Plan benefits for each fund as of December 31, 1996:

                                  -------------------------------------------------------------------------------------------
                                  Professional   John Hancock    John Hancock   John Hancock     John Hancock    John Hancock
                                  Bancorp, Inc.     Money          Sovereign    Independence        Special         Global
                                     Common         Market         Balanced        Equity        Opportunities       Fund
                                      Stock          Fund            Fund           Fund             Fund
                                  -------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value:
    Mutual funds                  $      -        $120,875        $142,823        $226,655          $114,350         $98,206
    Professional Bancorp, Inc.
      common stock                 195,923               -               -               -                 -               -
Participant loans
                                  ------------------------------------------------------------------------------------------
                 Total assets      195,923         120,875         142,823         226,655           114,350          98,206

Net assets available for
  Plan benefits                   $195,923        $120,875        $142,823        $226,655          $114,350         $98,206
                                  ==========================================================================================
                                   ------------------------------------------------
                                   John Hancock      Participant's
                                    Global RX           Loans               Total
                                       Fund
                                   ------------------------------------------------
Assets:
  Investments, at fair value:
    Mutual funds                   $55,917            $     -            $  758,826
    Professional Bancorp, Inc.
      common stock                       -                  -               195,923
Participant loans                                      48,201                48,201
                                   ------------------------------------------------
                 Total assets       55,917             48,201             1,002,950

Net assets available for
  Plan benefits                    $55,917            $48,201            $1,002,950
                                   ================================================

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN
                   Notes to Financial Statements, Continued

(4)  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

     The following presents changes in net assets available for Plan benefits for each fund for the year ended December 31, 1997:

                                    ---------------------------------------------------------------------------------------------
                                    Professional   John Hancock   John Hancock    John Hancock     John Hancock     John Hancock
                                    Bancorp, Inc.  Money Market    Sovereign      Independence       Special           Global
                                       Common         Fund       Balanced Fund     Equity Fund     Opportunities        Fund
                                       Stock                                                           Fund
                                    ---------------------------------------------------------------------------------------------
Additions to net assets:
  Investment income:
    Interest and dividends          $      -        $     68        $      -         $      -         $      -         $      -
    Realized and unrealized
      gains and losses                96,065             395          29,636           61,880            4,389            5,985
                                    ---------------------------------------------------------------------------------------------
                                      96,065             463          29,636           61,880            4,389            5,985
  Net assets acquired on
    rollover from other plans                            194           1,042                -            2,083            2,083
  Contributions:
    Employer                          11,373           6,698          11,940           19,468           14,318            9,472
    Employees                         23,764          23,495          24,739           43,121           31,666           15,310
                                    ---------------------------------------------------------------------------------------------
  Total additions:                   131,202          30,850          67,357          124,469           52,456           32,850


Deductions from net
  assets - benefits paid to
  participants:                      (43,867)        (19,077)        (48,119)         (52,289)         (31,281)         (25,902)

  Interfund transfers                 (1,304)          4,874          (7,104)          (3,245)          (3,599)         (14,709)
                                    ---------------------------------------------------------------------------------------------

        Increase (decrease)
            in net assets             86,031          16,647          12,134           68,935           17,576           (7,761)

Net assets available for
  Plan benefits:
Beginning of the year                195,923         120,875         142,823          226,655          114,350           98,206
                                    ---------------------------------------------------------------------------------------------

                                    --------------------------------------------
                                    John Hancock     Participant's
                                      Global RX         Loans            Total
                                        Fund
                                    --------------------------------------------
Additions to net assets:
  Investment income:
    Interest and dividends          $      -            $  5,602       $   5,670
    Realized and unrealized
      gains and losses                17,416                   -         215,766
                                    --------------------------------------------
                                      17,416               5,602         221,436
  Net assets acquired on
    rollover from other plans              -                   -           5,402
  Contributions:
    Employer                           7,734                   -          81,003
    Employees                         11,778                   -         173,873
                                    --------------------------------------------
  Total additions:                    36,928               5,602         481,714


Deductions from net
  assets - benefits paid to
  participants:                      (12,864)             (9,224)       (242,623)

  Interfund transfers                 (2,325)             27,412               -
                                    --------------------------------------------

        Increase (decrease)
            in net assets             21,739              23,790         239,091

Net assets available for
  Plan benefits:
Beginning of the year                 55,917              48,201       1,002,950
                                    --------------------------------------------

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN
                   Notes to Financial Statements, Continued

(5)  INCOME TAXES

     The Company received a favorable tax determination letter on April 28, 1993 from the Internal Revenue Service stating that the Plan qualified under
     Section 401 of the Internal Revenue Code of 1954 and that the Trust is exempt from Federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is being operated in compliance with Section 401(a) of the Internal Revenue Code.

(6)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Ameritas Investment Corporation, which is affiliated with John Hancock Trust Company, which is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by the Company.

                                  Schedule 1

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN

          Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997

-----------------------------------------------------------------------------------------------------------------------
                                                           Description of investment
    Party-in           Identity of issuer,             including maturity date, rate of
    interest             borrower, lessor                interest, collateral, par or                          Current
 identification          or similar party                       maturity value                 Cost             Value
-----------------------------------------------------------------------------------------------------------------------
       *        Professisonal Bancorp, Inc.            18,052 shares of common              $  (A) -         $  280,925
                  common stock                           stock @ $15.562 per share
       *        John Hancock Mutual Fund Account       Money Market Fund                     137,522            137,522

       *        John Hancock Mutual Fund Account       Sovereign Balanced Fund                 (A) -            154,957

       *        John Hancock Mutual Fund Account       Independence Equity Fund                (A) -            295,590

       *        John Hancock Mutual Fund Account       Special Opportunities Fund              (A) -            131,926

       *        John Hancock Mutual Fund Account       Global Fund                             (A) -             90,445
       *        John Hancock Mutual Fund Account       Global RX Fund                          (A) -             77,656
                  Fund
       *        Participants Loans                     6.00% - 10.50%, 2/28/2007               (A) -             71,991
       *        Cash account for Employer Stock                                                1,029              1,029
                                                                                            ---------------------------
                                                                                            $138,551         $1,242,041
                                                                                            ===========================

 *  Party in interest

(A) Historical cost information was not available as the Custodian maintains its records on a fair market basis.

See accompanying independent auditors' report.

                                  Schedule 2

                        FIRST PROFESSIONAL BANK 401(k)
                                 SAVINGS PLAN

                Line 27d - Schedule of Reportable Transactions

                               December 31, 1997

---------------------------------------------------------------------------------------------------
                   Description of asset                                                Current
 Identity           including interest                                  Cost        value of asset
 of party            rate and maturity        Purchase     Selling       of         on transaction
 involved            in case of a loan         Price        Price       asset           date
---------------------------------------------------------------------------------------------------

John Hancock      Special Opportunities       $      -    $134,142       N/A          $134,142
John Hancock      Global Fund                   88,890           -       88,890         88,890
John Hancock      Independence Equity Fund     284,780           -      284,780        284,780
John Hancock      Global RX Fund                77,469           -       77,469         77,469
John Hancock      Sovereign Balanced           179,738           -      179,738        179,738
John Hancock      Special Opportunities        134,142           -      134,142        134,142
John Hancock      Money Market                 138,531           -      138,531        138,531
Professional
 Bancorp, Inc.    Common Stock                       -      50,652       N/A            50,652
Bear, Stearns     Cash Account                  50,652           -       50,652         50,652
John Hancock      Global Fund                  132,220           -      132,220        132,220
John Hancock      Global Fund                        -     139,485       N/A           139,485
John Hancock      Independence Equity Fund     385,594           -      385,594        385,594
John Hancock      Independence Equity Fund           -     378,652       N/A           378,652
John Hancock      Global RX Fund               109,682           -      109,682        109,682
John Hancock      Global RX Fund                     -     105,355       N/A           105,355
John Hancock      Sovereign Balanced           239,669           -      239,669        239,669
John Hancock      Sovereign Balanced                 -     254,082       N/A           254,082
John Hancock      Special Opportunities        210,187           -      210,187        210,187
John Hancock      Special Opportunities              -     196,979       N/A           196,979
John Hancock      Money Market                 156,565           -      156,565        156,565
John Hancock      Money Market                       -      16,117       N/A            16,117
Professional
 Bancorp, Inc.    Common Stock                  38,077           -       38,077         38,077
Professional
 Bancorp, Inc.    Common Stock                       -      50,652       N/A            50,652
Bear, Stearns     Cash Account                  88,916           -       88,916         88,916
Bear, Stearns     Cash Account                       -      91,342       N/A            91,342
John Hancock      Global Fund                        -      89,006       N/A            89,006
John Hancock      Independent Equity Fund            -     285,293       N/A           285,293
John Hancock      Global RX Fund                     -      77,470       N/A            77,470
John Hancock      Sovereign Balanced                 -     179,734       N/A           179,734

Note: There were no expenses incurred on the above transactions. The gain or loss on sales of assets is not available because the custodian does not maintain historical cost information.

See accompanying independent auditors' report.

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